                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF    JUNE   , 20 05
                 ----------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                               PERUSAHAAN PERSEROAN (PERSERO)
                                               PT TELEKOMUNIKASI INDONESIA
                                               ---------------------------------
                                                         (REGISTRANT)


DATE    JUNE 29, 2005                          BY     /s/ Rochiman Sukarno
     -------------------                          ------------------------------
                                                           (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

Nomor : TEL.204/PR110/UHI/05

Jakarta, June 28, 2005

To:
Head of Bapepam (Indonesian Capital Market Supervisory Agency)
Jln. Dr. Wahidin Raya
Jakarta 10710

Fax: 021 385 8010/7917

RE: REVISION IN TELKOM'S ANNUAL REPORT 2004
    PT TELEKOMUNIKASI INDONESIA, TBK


Dear Sir/Madam,


PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk., (the "Company") hereby state certain revisions on the information contained in the Company's Annual Report 2004.

The revision is for information regarding Long Term Investment, under the Capital Expenditures of TELKOM (Unconsolidated) Section on page 52 (English version) or page 53 (Indonesian version), where as that section shall be read as follows:


     Long term Investment

     Long term investment in 2005 is budgeted at Rp.568.3 billion to finance INVESTMENT IN SEVERAL AFFILIATES.


The above statement revised thus published in the Annual Report 2004.

Yours Sincerely,



ROCHIMAN SUKARNO
----------------
HEAD OF INVESTOR RELATIONS